UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934



                                 JOY GLOBAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    481165108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                            with a copy to:
Alexander J. Roepers                        Allen B. Levithan, Esq.
Atlantic Investment Management, Inc.        Lowenstein Sandler PC
666 Fifth Avenue                            65 Livingston Avenue
New York, New York  10103                   Roseland, New Jersey  07068
(212) 484-5050                              (973) 597-2500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 7, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP NO.   481165108
--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                  Atlantic Investment Management, Inc.
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)              (b)

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   AF, OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Delaware

--------------------------------------------------------------------------------
     Number of                          7)  Sole Voting Power:        5,330,267*
                                        ----------------------------------------
     Shares Beneficially                8)  Shared Voting Power:              0
                                        ----------------------------------------
     Owned by
     Each Reporting                     9)  Sole Dispositive Power:   5,330,267*
                                        ----------------------------------------
     Person With:                      10)  Shared Dispositive Power:         0
                                        ----------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                     5,330,267*
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                      Not Applicable
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      4.9%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  IA

--------------------------------------------------------------------------------
* Includes: (i) 2,129,037 shares of the Issuer's Common Stock, par value $1.00 per share ("Shares"), beneficially owned by AJR International Master Fund, Ltd., a British Virgin Islands company, (ii) 3,061,180 Shares beneficially owned by Cambrian Master Fund, Ltd., a British Virgin Islands company, and (iii) 140,050 Shares held in several Managed Accounts (the "Managed Accounts"). Atlantic Investment Management, Inc., serving as the investment advisor of the foregoing parties and the Managed Accounts, has sole voting and sole dispositive power over all Shares beneficially owned by such parties or held in the Managed Accounts. See Items 2 and 5 of this Schedule 13D as amended for additional details.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby restated in its entirety as follows:

          The Shares purchased by the Reporting Person on behalf of AJR, Cambrian Fund, and the Managed Accounts were purchased with the investment capital of such entities and accounts. The aggregate amount of funds used in making the purchases reported on this Schedule 13D Amendment No. 1 was approximately $14,163,402.


Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby restated in its entirety as follows:

          The Reporting Person acquired, on behalf of AJR, Cambrian Fund, and the Managed Accounts, and continues to hold, the Shares reported in this
Schedule 13D Amendment No. 1 for investment purposes. The Reporting Person intends to evaluate the performance of the Shares as an investment in the ordinary course of business. The Reporting Person pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Person analyzes the operations, capital structure and markets of companies in which the Reporting Person's clients invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

          The Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Shares in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting Person may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares presently held by AJR, Cambrian Fund, and the Managed Accounts in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to its investment decision.

          The Reporting Person will continue its active discussions with the Issuer's management with respect to actions which might be taken by the management of the Issuer to maximize shareholder value of the Issuer. In addition, the Reporting Person may hold discussions with other parties who might engage in shareholder value enhancing activities for the benefit of all of the Issuer's shareholders. There can be no assurance that the Reporting Person will take any of the actions described in the previous sentence.

          Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby restated in its entirety as follows:

          (a) Based upon the information contained in the Issuer's Schedule 14A filed with the Securities and Exchange Commission on January 23, 2008, there were issued and outstanding 108,166,396 Shares as of January 9, 2008.

          (b) The Reporting Person does not directly own any Shares. The Reporting Person has entered into an investment advisory agreement with each of AJR, Cambrian Fund, and the Managed Accounts pursuant to which the Reporting Person has investment authority with respect to the securities held by such entities or in such accounts. Such power includes the power to dispose of and the power to vote the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of the Shares held by such entities and accounts. Accordingly, the Reporting Person is deemed the beneficial owner of 5,330,267 Shares, or 4.9% of the outstanding Shares.

          (c) The following table details the transactions by the Reporting Person, on behalf of AJR, Cambrian Fund, and the Managed Accounts, in Shares during the past sixty (60) days:


  Date                Quantity             Price            Type of Transaction
  ----                --------             -----            -------------------

12/10/2008            100,000             $60.9292          Open Market Sale
 1/17/2008            139,930             $53.9023          Open Market Purchase
 1/22/2008             30,000             $52.8618          Open Market Purchase
 1/23/2008            100,000             $50.3500          Open Market Purchase
 2/1/2008             150,000             $64.6870          Open Market Sale
 2/4/2008             200,000             $65.4122          Open Market Sale
 2/7/2008              50,000             $65.2572          Open Market Sale


          Except for the transactions listed above, neither the Reporting Person, any entity for which the Reporting Person serves as investment advisor, any person or entity controlled by the Reporting Person, nor Mr. Roepers (including Mr. Roepers' immediate family members) has traded Shares during the past sixty (60) days.

          On February 7, 2008, the Reporting Person ceased to be the beneficial owner of more than five percent of the Shares. Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Not Applicable.


Item 7.   Material to be filed as exhibits.
          --------------------------------

          Not Applicable.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                          February 7, 2008


                                          ATLANTIC INVESTMENT MANAGEMENT, INC.


                                          By: /s/ Alexander J. Roepers
                                             -----------------------------------
                                              Alexander J. Roepers, President


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).